SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Quilmes Industrial (Quinsa), Société Anonyme

(Name of Issuer)

Class B shares, without par value

(Title of Class of Securities)

74838Y20

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Norbert H. Lou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	United States

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Arnhold and S. Bleichroeder Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IA

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Cayman Islands

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Nadeem Walji

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Canada

Number of	7. Sole Voting Power:	0
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

Items 3, 4 and 5 of the statement on Schedule 13D relating to the Class B shares, without par value (the “Shares”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa”) previously filed by (i) Punch Card Capital, L.P., a Delaware limited partnership (“Punch Card”), as a result of its direct ownership of Shares and of American Depositary Shares, each representing two Shares (“ADSs”), (ii) Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company (“ASB”), as a result of having management and control over certain client accounts holding ADSs, (iii) Duma Master Fund, L.P. (“Duma”), a Cayman Islands exempt limited partnership, as a result of its direct ownership of ADSs, (iv) Punch Card Capital, LLC, a Delaware limited liability company (“Punch Card GP”), as a result of being the sole general partner of Punch Card, (v) Norbert H. Lou, as a result of being the sole Managing Member of the Punch Card GP, as a result of directly beneficially owning Shares, and as a result of his relationships with certain family members that directly beneficially own Shares, (vi) Duma Capital Partners, L.P., a Delaware limited partnership, as a result of being the investment manager of Duma (“Duma IM”), and (vii) Nadeem Walji, as a result of being the Chief Investment Officer of Duma IM and as a result of directly beneficially owning Shares (Punch Card, Punch Card GP, Mr. Lou, ASB, Duma, Duma IM and Mr. Walji, are collectively referred to as the “Reporting Persons”) is hereby amended as follows.

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

ASB’s client accounts invested a total of approximately $___ million to purchase the ADSs reported in Item 5(c). Such funds were drawn from investment funds in such client accounts and, in certain cases, were purchased on margin pursuant to margin account arrangements on standard terms and conditions.

Item 4. Purpose of Transaction

No change except for the addition of the following:

In accordance with the agreements between Companhia de Bebidas das Américas — AmBev (“AmBev”) and each of Punch Card GP, ASB and Duma previously reported in amendment No. 1 to this statement on Schedule 13D, each of the Reporting Persons tendered of all the ADSs and Shares beneficially owned by such persons to AmBev in connection with AmBev’s tender offer for all outstanding ADSs and Shares which expired on February 11, 2008. On February 12, 2008, AmBev announced that it had accepted for purchase all Shares and ADSs tendered in such offer.

In accordance with the agreements described above, each of Punch Card GP, ASB and Duma agreed that it would not purchase or sell any Shares or ADSs at any time during the period commencing on the date of the sale of the ADSs and Shares pursuant AmBev’s tender offer and terminating five years thereafter.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

(a) As of the date of this statement, none of the Reporting Persons beneficially own any Shares.

(c) Since January 2, 2008, none of the Reporting Persons have effected any transactions in the ADS or Shares, except for the acquisitions as set forth on Schedule A and the Reporting Persons’ tender of all ADSs and Shares beneficially owned to AmBev in connection with AmBev’s tender offer for all outstanding ADSs and Shares which expired on February 11, 2008.

(e) On February 12, 2008, each of the Reporting Persons ceased to be a beneficial owner of any Shares or ADSs.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
/s/ Norbert Lou Norbert Lou, individually and as Managing Member of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
/s/ Mark Goldstein Mark Goldstein, Senior Vice President Arnhold and S. Bleichroeder Advisers, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
/s/ Nadeem Walji Nadeem Walji, individually and as Chief Investment Officer of Duma Capital Partners, L.P., investment manager of Duma Master Fund, L.P.

Schedule A

Transactions in the ADSs effected by ASB’s clients since January 3, 2008

(all purchases effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE
01/10/08	100	81.75
01/11/08	4,400	81.91
01/22/08	3,759	91.945
01/23/08	11,741	81.995
01/29/08	560	82.12
01/30/08	1,880	82.20
01/31/08	8	82.20
02/01/08	166	82.20
02/04/08	285	82.20
02/06/08	23	82.20
02/07/08	1,100	81.98